Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30,	Twelve Months Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations attributable to common shareholders	$394,945	$395,497	$336,249	$335,663	$251,225	$262,344
Income taxes	231,792	244,396	192,542	170,465	152,574	107,261
Fixed charges	151,754	214,227	238,286	234,184	227,274	206,896
Total earnings	$778,491	$854,120	$767,077	$740,312	$631,073	$576,501

Fixed Charges:
Interest charges	$145,928	$205,533	$229,326	$225,269	$218,969	$197,964
Amortization of debt discount	3,001	4,215	4,616	4,559	4,675	4,702
Estimated interest portion of annual rents	2,825	4,479	4,344	4,356	3,630	4,230
Total fixed charges	$151,754	$214,227	$238,286	$234,184	$227,274	$206,896

Ratio of Earnings to Fixed Charges (rounded down)	5.12	3.98	3.21	3.16	2.77	2.78